Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

September 30, 2010

Via EDGAR and Federal Express

Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Edge Resources, Inc. (f/k/a Guildhall Minerals Ltd.)
Amendment No. 2 to Registration Statement on From 20-F
Filed June 23, 2010
File No. 0-52768

Dear Ms. Parker:

On behalf of Edge Resources, Inc., a corporation organized under the laws of British Columbia, Canada (“Edge” or the “Company”), we are responding to the comments in the letter from you dated July 15, 2010 relating to Edge’s Amendment No. 2 to Registration Statement on Form 20-F filed on June 23, 2010 (“Form 20-F/A-2”) and filing an amendment to such Form 20-F (“Form 20-F/A-3”).  We are including a courtesy marked copy of the amendment (Form 20-F/A-3) indicating the changes made thereon from the original reports filed with the Commission. The responses below have been numbered to correspond with the comments in your July 15, 2010 letter.

Business Overview

Willesden Green Property, page 15

1.
Your disclosure indicates that you have established reserves on this property "but still no production." We also note similar disclosure on page 16 of your document. We note elsewhere on page 8, disclosure that indicates you began production in May 2010. Please update your disclosure to provide a clear status of production on this property.

Securities and Exchange Commission
Division of Corporate Finance
September 30, 2010

Response to Comment 1:

The Company has revised the Form 20-F/A-2 in response to the Staff’s comments.  In doing so, certain unnecessary dates were removed from the disclosure.

2.
Please clarify the date your property acquisition was effective. We note various dates in your document including March 19, 2009, April 15, 2009 and May 28, 2009. We note in the subsequent events note to your audited financial statements, that the effective date was April 15, 2009. Please clarify your disclosure to consistently identify when the transaction was effective.

Response to Comment 2:

The Company has revised the Form 20-F/A-2 in response to the Staff’s comments.  In doing so, certain unnecessary dates were removed from the disclosure.

NI 51-101 Report, page 18

3.	Please update this section of your document to disclose the date you were able to establish reserves.

Response to Comment 3:

The Company has revised the Form 20-F/A-2 in response to the Staff’s comments.

Compensation, page 30.

4.
We note your response to our prior comment 2.  We also note that in Note 9 to the financial statements on page F-15 you mention options granted in June, July and September 2009 “to certain officers, directors or consultants.” Please confirm that you have included all options granted to officers and directors in your table on page 32 and explain why you state on page F-15 that you granted options to certain officers and directors on September 24, 2009 when no such options appear in your disclosure under Compensation.

Response to Comment 4:

The Company has revised the Form 20-F/A-2 in response to the Staff’s comments. The note disclosure has been updated to only read ‘consultants’ as no officers or directors were granted options in September 2009.  The outstanding option list has been reviewed for completeness.

Securities and Exchange Commission
Division of Corporate Finance
September 30, 2010

Interim Financial Statements, for fiscal Quarter Ended December 31, 2009

Note 14 ─ United States Generally Accepted Accounting Principles

c) Interests in unproven resource properties, F-19

5.
We note your U.S. GAAP accounting policy for the period ended December 31, 2009, continues to discuss elements of mine accounting and the related treatment of exploration costs. It appears as of April 15, 2009, the company became an oil and gas enterprise. Please update your accounting policy disclosure to provide a discussion of your accounting for oil and gas activities under U.S. GAAP and include a discussion of how the full cost method of accounting differs between U.S. GAAP and Canadian GAAP.

Response to Comment 5:

The Company has revised the Form 20-F/A-2 in response to the Staff’s comments.  A discussion of the Company’s oil and gas activities under U.S. GAAP is provided in Note 2, page F-8.  The disclosure retains certain references to mine accounting as during the comparative period, being the nine months ended December 31, 2008, the Company’s primary focus was to identify and pursue mining opportunities.

d) Statements of cash flows, page F19

6.
As it appears you are using the full cost method of accounting for oil and gas activities for both Canadian and U.S. GAAP, please explain why a presentation difference exists related to acquisition and exploration costs.  Otherwise, please modify your disclosure accordingly.

Response to Comment 6:

The Company has revised the Form 20-F/A-2 in response to the Staff’s comments.  There are no differences in presentation.

Securities and Exchange Commission
Division of Corporate Finance
September 30, 2010

e) Summary of financial information, page F-20

7.
It appears you are not presenting any differences in your tabular presentation of Statement of Cash Flow differences on page F-20 related to acquisition and exploration costs. If no such differences exist, please remove the tabular presentation to avoid investor confusion.

Response to Comment 7:

The Company has revised the Form 20-F/A-2 in response to the Staff’s comments and removed the tabular presentation.

8.
Please explain the cash flow differences presented on page F-21 of this section, related to acquisition, exploration and development costs expensed. It is unclear why such differences are presented for 2009 related to petroleum and natural gas interests.

Response to Comment 8:

The Company has revised the Form 20-F/A-2 in response to the Staff’s comments. It was a inadvertent error previously by the Company in preparing the Form 20-F/A-2.

Financial Statements for Fiscal Year Ended March 31, 2009

f) Summary of financial information, page F-41

9.
We note your response to our prior comment number six and we note the disclosure in section “e) Restatement” on this page.  Please explain why you continue to present a U.S. GAAP adjustment of the $37,164 in your tabular presentation.

Response to Comment 9:

The Company has revised the Form 20-F/A-2 in response to the Staff’s comments. As the information is considered widely disseminated by virtue of its posting on EDGAR, Canadian standards require such information to show the correction including the amounts as originally filed.  As such, this information was ‘restated’ to show the correct Canadian and U.S. GAAP difference which is $nil, however the original filing must be shown to show the correction of the error in case any user of the statements relied on the original information.

Securities and Exchange Commission
Division of Corporate Finance
September 30, 2010

Pro Forma Oil and Gas Information, page F-46

10.
Your disclosure indicates as at March 31, 2009, all your oil and gas reserves are located in Canada. Please modify your document to indicate that no reserves existed as of the date of your acquisition, and if true, that your reserves were established as of a later date (specify the date). As you have now established that no reserves existed at the date of acquisition, please label your reserve information as supplementary rather than pro forma, consistent with your Standardized Measure data.

Response to Comment 10:

The Company has revised the Form 20-F/A-2 in response to the Staff’s comments.

Supplementary Oil and Gas Information

Standardized Measure of Discounted Future Net Cash Flows, page F-48

11.
Please provide your standardized measure data as of the date you established reserves. In addition, please refer to Illustration 5 of Appendix A of SFAS 69 and provide only the line items and subtotals contemplated by the guidance.

Response to Comment 11:

The Company has revised the Form 20-F/A-2 in response to the Staff’s comments.

Securities and Exchange Commission
Division of Corporate Finance
September 30, 2010

We hope that the foregoing addresses all of the Staff's comments contained in its letter of July 15, 2010.  In the event the Staff has no further comments, we would appreciate written correspondence to that effect.  Further, in accordance with the Staff's letter, we are attaching the Company's acknowledgment.

Best regards, /s/ Mark C Lee Mark C Lee Shareholder

MCL
Enclosures

cc:          Chris Cooper
Brad Nichol
Ian Thompson

Securities and Exchange Commission
Division of Corporate Finance
September 30, 2010

ACKNOWLEDGEMENT

In connection with Edge Resources, Inc.’s (the “Company”) letter dated September 30, 2010 addressed to the Securities Exchange Commission and the Company’s filing of Form 20-F/A-3, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Edge Resources, Inc.

/s/ Brad Nichol
Brad Nichol, Chief Executive Officer